SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     INTERDIGITAL COMMUNICATIONS CORPORATION
               --------------------------------------------------
               (Exact name of registrant as specified in charter)


              Pennsylvania                               23-1882087
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification no.)

            781 Third Avenue
     King of Prussia, Pennsylvania                       19406-1409
----------------------------------------                 ----------
(Address of Principal Executive Offices)                 (Zip Code)

If this form relates to the registration of a        If this form relates to the registration of a
class of securities pursuant to Section              class of securities pursuant to Section
12(b) of the Exchange Act and is                     12(g) of the Exchange Act and is effective
effective pursuant to General Instruction            pursuant to General Instruction A.(d),
A.(c), check the following box. [  ]                 check the following box. [X]


Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
to be so Registered                             Each Class is to be Registered
-------------------                             ------------------------------

         N/A                                                  N/A

Securities to be registered pursuant to Section 12(g) of the Act (Title of Classes):

         Common Stock, par value $.01
         ----------------------------

         Series B Junior Participating Preferred Stock Rights
         ----------------------------------------------------

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

I. Common Stock

     InterDigital Communications Corporation, a Pennsylvania corporation (the "Company") is herewith registering shares of Common Stock, par value $.01 per share (the "Common Stock"). The authorized capital stock of the Company includes 75,000,000 shares of Common Stock, par value $.01 per share. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company (the "Board") out of any funds legally available to the Company for that purpose.

     Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the shareholders. There is no cumulative voting for the election of directors. The Board is divided into three classes, each having a term of three years. One class is elected each year. Directors may be removed, without cause, only with the approval of 80% of the voting power of the stock entitled to vote in the election of directors (the "voting stock"). Approval of the holders of 80% of the voting stock is also required to alter, amend or repeal the above provisions regarding classification of the Board and removal of directors without cause in the Articles of Incorporation or the corresponding provisions in the Bylaws or to adopt inconsistent provisions. The foregoing super-majority voting provisions relating to the election of directors may discourage third parties from seeking to obtain control of the Company and, accordingly, may be considered to be disadvantageous to the shareholders and may have a depressive effect upon the price of Common Stock.

     The Company's Articles of Incorporation also contain "fair price" provisions which require the approval of at least 80% of the voting stock as a condition to mergers and certain other business combinations involving the Company and any holder of 20% or more of such voting power (an "Interested Shareholder"), unless the transaction is either approved by a majority of the members of the Board who are unaffiliated with the Interested Shareholder or certain minimum price and procedural requirements are met. Approval of the holders of 80% of the voting stock is also required to alter, amend or repeal the foregoing "fair price" provisions.

     Pursuant to a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to receive pro rata the assets remaining after creditors of the Company and holders of the Convertible Preferred Stock (described below) and any future series of Preferred Stock have been paid in full.

II. Convertible Preferred Stock

     As of January 31, 1990, the Company was authorized to issue 14,398,600 shares of Preferred Stock, par value $.10 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock.

     On June 4, 1987, the Company issued 1,000,000 shares of $2.50 Cumulative Convertible Preferred Stock. As of March 31, 2000, 55,042 shares of Cumulative Convertible Preferred Stock were outstanding.

     Holders of shares of Convertible Preferred Stock are entitled to receive, if, when, and as declared by the Board of Directors out of funds legally available therefor, cumulative semi-annual dividends of $1.25 per share, payable at the election of the Company in cash, Common Stock or a combination thereof, except as discussed below. Dividends declared to date on the Convertible Preferred Stock have been declared payable in Common Stock.

     Notwithstanding an election by the Company to pay a dividend in whole or in part in Common Stock, holders of Convertible Preferred Stock may elect to receive the dividend in cash. If and to the extent that it has funds legally available therefor under Pennsylvania law, the Company will pay the dividend in cash to any holder of record whose election form is received by the Company by the close of business on the 15th business day after the date of the Company's notice. If and to the extent that the Company does not have funds legally available under such law for the payment of cash dividends, the dividend will be payable in Common Stock even to those holders of record who elect to receive cash.

     If the Company pays all or any portion of a dividend in Common Stock, the number of shares of Common Stock to be issued by the Company in payment of such portion shall be the dollar amount of such portion divided by a computed price calculated in accordance with a formula designed to result in a lower Computed Price, and therefore an increased number of shares of Common Stock which may be issued in payment of a dividend on the Convertible Preferred Stock, in the event of reduced trading volume or market price of the Common Stock prior to the dividend payment date (assuming a constant market price, the lower the trading volume, the greater the number of shares which may be so issued).

     In the event that two consecutive semiannual dividends payable on the Convertible Preferred Stock are in arrears and the full amount of accumulated dividends is not (i) paid or (ii) declared and funds or shares of Common Stock, as applicable, sufficient to pay such amount set aside for payment of dividends, within 15 business days after the payment date of the second consecutive dividend in arrears (a "Dividend Default"), the holder of each share of Convertible Preferred Stock shall. be entitled to the right (a "Penalty Conversion Right"), on the two business days following the thirtieth calendar day (a "Penalty Conversion Date"), after such dividend payment date at the option of such holder, in lieu of all dividends which have accrued but remain unpaid (whether or not declared), and notwithstanding that such Dividend Default may have been cured subsequent to such period of 15 business days, to convert such share of Convertible Preferred Stock into the number of shares of Common Stock equal to a fraction, the numerator of which is the liquidation preference of such share, plus all accrued and unpaid dividends on such share to the Penalty Conversion Date, whether or not declared, and the denominator of which is 75% of the lowest Closing Sale Price (as defined above) of the Common Stock during the period beginning on the dividend payment date immediately preceding the Penalty Conversion Date and ending five trading days prior to the Penalty Conversion Date. Exercise of the Penalty Conversion Right will generally be on the terms discussed below.

     If any semi-annual dividend payable on the Convertible Preferred Stock is in arrears, thereafter and until (i) all accumulated and unpaid dividends, whether or not declared, on shares of Convertible Preferred Stock outstanding shall have been paid in full or (ii) all shares of Convertible Preferred Stock with respect to which dividends are in arrears shall have been converted into Common Stock pursuant to Penalty Conversion Rights as described above or otherwise, the Company shall not (a) declare or pay dividends on shares of Convertible Preferred Stock with respect to which no dividends are in arrears until no dividends are in arrears on any shares of Convertible Preferred Stock;
(b) declare or pay dividends or make any other distributions on any shares of stock ranking junior to the Convertible Preferred Stock as to dividends; (c) declare or pay dividends or make any other distributions on any shares of stock ranking on a parity with the Convertible Preferred Stock as to dividends, except
(1) dividends or other distributions paid ratably on the Convertible Preferred Stock and all such parity stock so that the amount of dividends or other distributions declared per share on each such series or class of stock bear to each other the same ratio that the accumulated but unpaid dividends per share on the shares of each such series or class of stock bear to each other, or (2) dividends or other distributions paid in Common Stock (or other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up) on the Convertible Preferred Stock and such other stock of the Company as shall be entitled to receive dividends or distributions in Common Stock (or such other junior stock), such that all accumulated and unpaid dividends on all such stock shall be paid in full, (d) redeem or purchase or otherwise acquire (including pursuant to any sinking fund requirements) shares of any stock ranking junior to the Convertible Preferred Stock as to dividends, except that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock by the conversion of such shares into, or the exchange of such shares for, shares of any stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and upon dissolution, liquidation or winding up; (e) redeem pursuant to a sinking fund or otherwise any stock of the Company ranking on a parity with the Convertible Preferred Stock as to dividends, except (1) by means of a redemption pursuant to which all outstanding shares of Convertible Preferred Stock and all stock of the Company ranking on a parity with the Convertible Preferred Stock as to dividends are redeemed or pursuant to which a pro rata redemption is made from all holders of the Convertible Preferred Stock and all stock of the Company ranking on a parity with the Convertible Preferred Stock as to dividends, the amount allocable to each series of such stock being determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and the shares of each series being redeemed only on a pro rata basis, or, (2) by conversion of such parity stock into, or exchange of such parity stock for, stock of the company ranking junior to the Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up; or (f) purchase or otherwise acquire any stock of the Company ranking on a parity with the convertible Preferred Stock as to dividends, except
(1) pursuant to an acquisition made in accordance with the terms of one or more offers to purchase all of the outstanding shares of Convertible Preferred Stock and all stock of the Company ranking on a parity with the Convertible Preferred Stock as to dividends (which offers shall describe such proposed acquisition of all such parity stock), which offers shall each have been accepted by the holders of at least 50% of the shares of each series or class of stock receiving such offer outstanding at the commencement of the first of such purchase offers, or (2) by conversion of such parity stock into, or exchange of such parity stock for, stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up.

     The holder of any shares of Convertible Preferred Stock has the right at any time, unless such shares have been previously called for redemption, to convert such Convertible Preferred Stock as the issue price thereof into shares of Common Stock at the conversion price then in effect. In the case of Convertible Preferred Stock called for redemption, conversion rights expire at the close of business on the business day prior to the redemption date. Notice of an optional redemption must be mailed not less than thirty and not more than sixty days prior to the redemption date. No payment or adjustment for dividends accrued on the Convertible Preferred Stock or the Common Stock is to be made on conversion. However, if shares of Convertible Preferred Stock are converted subsequent to any record date with respect to the payment of dividends and on or prior to the date for payment of such dividends, the dividends falling due on such date shall be paid to the holder of such shares of Convertible Preferred Stock on such record date. No fractional shares will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of the Common Stock on the date of conversion. The conversion price is $12. 00 per share of Common Stock. The conversion price is subject to adjustment upon the occurrence of certain events.

     The Company also has the option, exercisable at any time, to reduce the conversion price, so long as such reduction is for a minimum period of twenty days and is irrevocable during such period and the Company notifies holders of Convertible Preferred Stock at least fifteen days prior to the date on which the reduced conversion price takes effect.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock shall be entitled to receive, from the Company's assets available for distribution to shareholders, $25.00 per share plus accrued and unpaid dividends to the date fixed for distribution before any distribution of assets may be made to holders of Common Stock or any other class of stock of the Company or series thereof ranking junior to the Convertible Preferred Stock with respect to the distribution of assets. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Such liquidation. rights are not triggered by any consolidation or merger of the Company with or into any other corporation, or by any sale, transfer or lease of all or substantially all of the Company's assets, provided that in each case effective provision is made by the resulting and surviving corporation or otherwise for- the protection of the rights of the holders of Convertible Preferred Stock. The Convertible Preferred Stock is redeemable at the option of the Company at any time as a whole or from time to time in part, or at least 30 and not more than 60 days notice, at a redemption price of $25.00 per share.

     The holders of the Convertible Preferred Stock are not entitled to vote, except as set forth below. On matters subject to a vote by holders of the Convertible Preferred Stock, the holders are entitled to one vote per share.

     In the event that two or more consecutive semi-annual dividends payable on the Convertible Preferred Stock are in arrears, the holders of all outstanding shares of the Convertible Preferred Stock, voting as a class, will be entitled to elect one member of the Board of Directors. Such voting rights shall remain vested until such time as all dividends in arrears shall have been paid in full (or declared and a sum sufficient for the payment thereof set aside for payment). Any director so elected shall serve until the payment in full of the dividends arrearage, and may be otherwise removed only by the holders of at lease a majority of the then outstanding shares of the Convertible Preferred Stock at the time of such removal.

     The affirmative vote of at lease a majority of the shares of Convertible Preferred Stock, voting as a class, shall be required for authorizing, effecting or validating: (i) any amendment, alteration or repeal of any of the provisions of the Company's Articles of Incorporation, as amended, or By-Laws which would materially adversely affect the Rights and Preferences of the Convertible Preferred Stock, provided that an amendment that would authorize or create or increase the amount of any stock ranking junior to the Convertible Preferred Stock as to dividend and liquidation rights will not be deemed to adversely affect the Rights and Preferences of the Convertible Preferred Stock; and (ii) the authorization or creation of, or the increase in authorized amount of, any capital stock. of the Company of any, class, or any security convertible into such capital stock, ranking prior to or on a parity with the Convertible Preferred Stock as to either dividend or liquidation rights. No such vote is required if, prior to the time such amendment, alteration or repeal is in effect or increase or creation is effectuated, provision is to be made for the redemption of all shares of the Convertible Preferred Stock. Notwithstanding the foregoing, if the voting rights described in this paragraph are exercisable as to a particular matter by more than one series of Preferred Stock, the affirmative vote required on such matter will be of at least a majority of the shares of all such series, voting as a single class without regard to series, and the separate voting rights of the Convertible Preferred Stock summarized above shall not apply.

     Holders of Convertible Preferred Stock have no preemptive rights. The Company may not consolidate or merge with, or sell, transfer or lease all or substantially all of its assets to, another corporation, person or entity unless the successor entity assumes in writing all of the obligations of the Company with respect to the Convertible Preferred Stock.

III. Series B Junior Participating Preferred Stock Rights

     On December 13, 1996, the Board declared a distribution of One Right (as defined below) for each outstanding share of Common Stock to shareholders of record at the close of business on January 3, 1997 (the "Record Date") and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Right entitled the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock (the "Preferred Stock"), at a Purchase Price of $45.00 per Unit, subject to adjustment (the "Right"). The Rights Agreement has been variously amended since its inception, but Amendment No. 3 dated as of March 24, 2000 rescinded prior Amendments No. 1 and No. 2 and, among other changes, increased the Purchase Price referred to above from $45 per Unit to $250 per Unit, subject to adjustment, and references hereafter to the Rights are at the increased Purchase Price. The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent, as amended (the "Rights Agreement").

     Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the "Distribution Date" will occur upon (i) the earlier of (A) 10 business days following the Stock Acquisition Date on which a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 10% or more of the then outstanding shares of Common Stock (and for this purpose "Stock Acquisition Date" means the earliest of (i) the first date of public announcement of such acquisition, (ii) the date a majority of the Independent Directors first learn of such acquisition or (iii) the actual date of such acquisition if such can be ascertained with certainty), (B) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of the then outstanding shares of Common Stock, and (C) 10 business days after a non-exempt person or group publicly announces an intent to acquire control over the Company and proposes in a proxy or consent solicitation to elect such a number of directors which, if elected, would represent a majority of the directors when compared with the Independent Directors continuing to serve on the Board of Company, or (ii) such later date as may be determined by action of a majority of the Independent Directors of the Board prior to the occurrence of any event specified in (i) above. The determination of beneficial ownership under the Rights Agreement generally excludes options to purchase shares, shares acquired from the Company pursuant to stock-based plans for employees and directors and shares over which voting power is held pursuant to a revocable proxy (except, in limited circumstances, beneficial ownership can be deemed to be present if such person or group possesses voting power over shares arising from a proxy, even if revocable, given in response to a proxy or consent solicited by or on behalf of such person or group and in furtherance of such person's or group's publicly announced intention to acquire control over the Company or over all or substantially all of the assets or stock of the Company). Until the Distribution Date, (x) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (y) new Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (z) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding,
(ii) a Person becomes the beneficial owner of 10% or more of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest in the Common Stock being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a current market value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a current market value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular cash dividends, if any) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

     A majority of the Independent Directors may redeem the Rights in whole, but not in part, until (i) ten business days following the Stock Acquisition Date, or (ii) such later date as they shall determine, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of such majority of the Independent Directors, in cash or shares of Common Stock. Immediately upon the action of a majority of the Independent Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

     Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. However, all amendments on or following the Distribution Date other than those limited only to the cure of any ambiguity, defect or inconsistency, as well as amendments at any time which change the Redemption Price, the Purchase Price, the Expiration Date or the number of Units of Preferred Stock for which a Right is exercisable, shall require the approval of a majority of the Independent Directors.

     The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

     Each Unit of Preferred Stock will be entitled to dividends at the same rate per share as dividends declared on the Common Stock and shall be entitled to payment of dividends to the extent dividends are declared on the Common Stock. In the event of liquidation, the holder of a Unit of Preferred Stock will receive the per share amount paid in respect of a share of Common Stock.

     In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock. Each Unit of Preferred Stock will have one vote, voting together with the Common Stock. The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of the Common Stock.

     The form of Rights Agreement, including Amendment No. 3 thereto, between the Company and the Rights Agent specifying the term of the Rights, which includes as (i) Exhibit A, Form of Rights Certificate, (ii) Exhibit B, Form of Certificate of Designation - Series B Junior Participating Preferred Stock , and
(iii) Exhibit C, Form of Summary of Rights, is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit and to Exhibit 6 hereto containing Amendment No. 3 to the Rights Agreement.


ITEM 2.  EXHIBITS.

1.  Restated Articles of Incorporation. Incorporated by reference to Exhibit
    3.1 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

2. Bylaws of InterDigital Communications Corporation, as amended March 2, 2000. Incorporated by reference to Exhibit No. 3.2 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Form 10-K").

3. Rights Agreement, dated as of December 31, 1996, between InterDigital Communications Corporation and American Stock Transfer and Trust Company, including Form of Rights Certificate (Exhibit A), Form of Certificate of Designation - Series B Junior Participating Preferred Stock (Exhibit B), and Form of Summary of Rights (Exhibit C). Incorporated by reference to Exhibit No. 1 to InterDigital's Form 8-A filed with the Commission on January 2, 1997 (the "1997 Form 8-A").

4. Amendment No. 1 to the Rights Agreement between InterDigital Communications Corporation and American Stock Transfer and Trust Company. Incorporated by reference to Exhibit 4.2 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

5. Amendment No. 2 to the Rights Agreement between InterDigital Communications Corporation and American Stock Transfer and Trust Company. Incorporated by reference to Exhibit 4.3 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

6. Amendment No. 3 dated as of March 24, 2000, to the Rights Agreement dated as of December 31, 1996 between InterDigital Communications Corporation and American Stock Transfer and Trust Company. Incorporated by reference to Exhibit No. 4.4 to the 1999 Form 10-K.

7. Form of legend on certificates representing shares of Common Stock regarding Preferred Stock Purchase Rights. Incorporated by reference to Exhibit
    No. 2 to the 1997 Form 8-A.

8.  Specimen Stock Certificate of InterDigital Communications Corporation.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        INTERDIGITAL COMMUNICATIONS CORPORATION


                                        By: /s/ Charles R. Tilden
                                            ------------------------------------
                                            Name:  Charles R. Tilden
                                            Title: Executive Vice President


Date: April 25, 2000

                                  EXHIBIT INDEX


Exhibit No.   Description

    8.        Specimen Stock Certificate of InterDigital Communications
              Corporation.